

April 7, 2011

Philip J. Doherty
Chief Financial Officer
American Petroleum Tankers Parent LLC
c/o The Blackstone Group L.P.
345 Park Avenue, 29th Floor
New York, NY 10154

> Re: **American Petroleum Tankers Parent LLC**
> **Amendment No. 4 to**
> **Registration Statement on Form S-4**
> **Filed March 31, 2011**
> **File No. 333-171331**

Dear Mr. Doherty:

We have reviewed your responses to the comments in our letter dated February 17, 2011 and have the following additional comments.

<u>Business, page 54</u>

1. We note your disclosure on page 20 that each of your four customers contributed greater than 10% of your revenues for the most recently completed fiscal year. Please revise the table on page 57 to disclose the amount and percentage of total revenue contributed by each of your five vessels during the last fiscal year.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (201) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Special Counsel

cc: Michael R. Littenberg, Esq.
        Fax: (212) 593-5955